UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                       COMMISSION FILE NUMBER: __________


                      GREEN VALLEY GAMING ENTERPRISES, INC.
             (Exact name of registrant as specified in its charter)


                 NEVADA                                   88-0377727
(State of jurisdiction of Incorporation)    (I.R.S. Employer Identification No.)


6380 MCLEOD DRIVE, SUITE 9, LAS VEGAS, NEVADA               89120
  (Address of principal executive offices)                (Zip Code)


Registrants telephone number, including area code (702) 450-3167

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:

    Title of each class                        Name of each exchange on which
    to be so registered                    each class is sought to be registered
    -------------------                    -------------------------------------

COMMON SHARES; $0.001 PAR VALUE                 OTC ELECTRONIC BULLETIN BOARD

TOTAL NUMBER OF PAGES: 81

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


                                TABLE OF CONTENTS


PART I .....................................................................   3

     ITEM 1  DESCRIPTION  OF  BUSINESS .....................................   3
     ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION .....   8
     ITEM 3  DESCRIPTION OF PROPERTY .......................................   9
     ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
             AND MANAGEMENT ................................................  10
     ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ..  10
     ITEM 6  EXECUTIVE COMPENSATION ........................................  11
     ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ................  11
     ITEM 8  DESCRIPTION OF SECURITIES .....................................  12

PART II ....................................................................  14

     ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
             AND OTHER RELATED SHAREHOLDER MATTERS .........................  14
     ITEM 2  LEGAL  PROCEEDINGS ............................................  15
     ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS .................  15
     ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES .......................  15
     ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS .....................  15

PART F/S ...................................................................  18

     ITEM 1  INDEX TO FINANCIAL STATEMENTS .................................  18

PART III ...................................................................  37

     ITEM 1  INDEX TO EXHIBITS .............................................  37

SIGNATURES .................................................................  37

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

Green Valley Gaming Enterprises, Inc. was incorporated under the laws of the State of Nevada on November 19, 1997, as amended. The Company is a holding company consisting of two (2) wholly owned subsidiaries: (i) Green Valley Gaming Supply, Inc., a Nevada corporation and (ii) Green Valley School of Gaming, Inc., a Nevada corporation. Green Valley Gaming Supply, Inc. and Green Valley School of Gaming, Inc. supplies their respective rapid-growth industries with their unique needs.

GREEN VALLEY SCHOOL OF GAMING, INC.

Green Valley School of Gaming, Inc. was incorporated under the laws of the State of Nevada on August 10, 1998. Green Valley School of Gaming opened its doors in the fall of 1998. The school has been licensed by the State of Nevada's Postsecondary School of Education to train certified slot technicians. Over a six (6) week period, students learn all the facets of slot repair, maintenance and how to work with the progressive systems, which is quickly becoming a valuable asset in today's casinos. There are also companies throughout the Las Vegas area who employ technicians to service various local establishments such as bars, supermarkets, convenience stores and department stores. Upon successful completion of a six-week course, students will receive a diploma and become certified slot technicians, ready to begin work at any gaming establishment in the world.

The technology in the gaming industry is ever changing and to keep up with those changes, casinos will need to provide re-training for all of their slot technicians. Green Valley School of Gaming will be offering four-day seminars on an annual basis. These seminars will be held in Las Vegas or will go to various locations and casinos.

Although the gaming industry has experienced a boom world wide, some of the more remote areas may not have access to gaming schools that can teach the latest gaming technology. Employers may not want to bear the time and expense of sending their employees to Las Vegas for 1-2 weeks after the employees have studied by correspondence. This creates the demand for instructors to go the various casino locations. The school provides technicians that are certified to work on all of the latest new machines.

In March 2002, Green Valley School of Gaming expanded to encompass other aspects of training in the gaming industry. Casinos in Las Vegas alone employ thousands of blackjack, craps and other table game dealers. The school will provide training to these personnel. The school's new Casino Surveillance Curriculum is already drawing widespread interest. A second campus of the school was opened in Reno, Nevada, in March 2002. Two more campuses are slated to open in the United States in 2003. In 2004, it is anticipated that the school will go global with campuses in Europe and South America.

The school's average tuition is approximately four thousand dollars ($4,000.00) per student. With six different curriculums, at four different locations, starting new classes every 2 to 6 weeks, 2002 promises to be a banner year for Green Valley School of Gaming, Inc.

Green Valley School of Gaming has an experienced management team in place. Information about the key personnel is as follows:

Katherine Hartley is the Administrator for all of the Green Valley School of Gaming Campuses. Ms. Hartley's duties include marketing and school accreditation. Ms. Hartley has a Bachelor of Science Degree in Business Administration from the University of Nevada Las Vegas. Most recently, she was the administrator for Ryan Freight Services, Inc. and has worked for Packer & Packer, C.P.A. firm in Las Vegas, Nevada.

Ron Michalak is the Administrator for the Reno Campus of Green Valley School of Gaming located in Reno, Nevada. Mr. Michalak has been involved in the manufacture and design of gaming components and has years of experience with gaming machines. Mr. Michalak runs the day-to-day operations of the Reno Campus.

GREEN VALLEY GAMING SUPPLY, INC.

Green Valley Gaming Supply, Inc. was incorporated under the laws of the State of Nevada on December 2, 1996, as amended, for the purposes of selling and distributing gaming supply equipment to the gaming industry. Green Valley Gaming Supply is a local company that caters to casino supply requests worldwide.
Whether it is a billion-dollar casino or a person who wants some home entertainment, Green Valley Gaming Supply can provide the supplies needed. No order is too large or too small.

The biggest coup for Green Valley Gaming Supply was the acquisition of Patent No. 5306028, from Casino ala Cart. The patent, which originated with a company known as Advanced Cart Technology, Inc., is for a state of the art Portable Bank, which affords casinos the opportunity to handle more than $5,000.00 in rolled coins, through mobile change persons on the floor. In addition to the enormous coin capacity, the features that separate the portable bank from other coin carts are the patented wheels designed for easy handling, adjustable and padded handle bars, locking sliding doors, a separate locking cash drawer and Anti-Tip outriggers.

Green Valley Gaming Supply also supplies numerous other change carts, mobile banks, dice carts and chip transfer carts, all in great demand in the casinos. Among the Las Vegas casinos, the Company has serviced Caesars Palace, Circus Circus, Luxor, Maxim, Monte Carlo and the Tropicana, to name just a few. Green Valley Gaming Supply also has the ability to cater to individual needs, whether it is in bulk products for multi-billion dollar casinos or individual home use. The Company designs standard slot-stands as well as elaborate granite and marble designs. These products or bar top slot machines are perfect for home or office entertainment.

Green Valley Gaming Supply is centrally located in the gambling capital of the world, Las Vegas. The Company, which has been expanding, has recently moved to a bigger office, better equipped to handle the anticipated increase in the volume of sales. The new headquarters combined with the new numbers in the companies should make for a winning combination.

FORWARD LOOKING STATEMENTS

Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words; "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement.

All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved. When deciding whether to invest or not, careful review of the risk factors detailed in this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

RISK FACTORS

NO PUBLIC MARKET FOR THE COMPANY'S SECURITIES. There is no trading market for the Company's Common Stock at the present time and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

CASH DIVIDENDS. The Company has not paid any cash dividends on its Common Shares to date and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.
The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISK FACTORS RELATING TO GREEN VALLEY GAMING ENTERPRISES, INC.

A.   LIMITED OPERATING HISTORY TO EVALUATE.

The Company was incorporated under the laws of the State of Nevada on November 19, 1997. The Company has a limited operating history and revenues. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including competition, the absence both of a long-term operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

B.   NEED FOR ADDITIONAL WORKING CAPITAL.

As of April 30, 2002, the Company had working capital of $43,747 and could face the need for substantial additional working capital in the near future. The Company raised a total of $16,000 during the month of January 2002. In addition, the Company raised a total of $34,000 during the month of July 2002. This was accomplished utilizing a Private Placement pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company offered a total of 100 Units. Each unit consisted of 20,000 common shares of the Company at a price of $500.00 per Unit. The Company issued a total of 2,000,000 common shares as a result. The offering has been completed. The Company could be required to seek other sources of financing. No assurance can be given that the Company will have other financing available, if required; or if available, will be available on terms and conditions satisfactory to management.

The Company has prepared audited financial statements as of April 30, 2002 and December 31, 2001. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

C. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANCIALLY DEPENDENT UPON THE ABILITIES OF THE CURRENT OFFICERS AND DIRECTORS OF THE COMPANY.

The Company's performance and operating results are substantially dependent on the continued service and performance of its officers, directors and key employees. There can be no assurance that the Company can retain its key technical employees or that the Company will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales and other personnel would likely limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. Furthermore, the current officers and directors are involved with employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

D.   COMPETITION.

The Company is not aware of any other technical gaming school operating in Las Vegas, Nevada. The Company's specialized products and school curriculum will enable several years head start of any competition that might enter into any similar business.

E.   LACK OF CASH DIVIDENDS.

The Company has not paid any cash dividends on its Common Shares to date and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

F.   PRODUCT LIABILITY.

The Company presently maintains product liability insurance. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for product liability.

G.   SHARES SUBJECT TO RULE 144.

On July 20, 2002, the Company had 25,820,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for two years from the date the securities were purchased from the issuer, or an affiliate of the issuer and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than one year may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future.

H.   OTHER NON PUBLIC SALES OF SECURITIES.

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. Other offers and sales of Common Shares may be at prices per share that are higher or lower than the price of the Common Shares in this registration statement. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

I.   NO ASSURANCE OF LIQUIDITY.

There is no trading market for the Company's Common Stock at the present time and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this registration statement. The following should be read in conjunction with our audited Consolidated Financial Statements included within this registration statement.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001.

The Company had a consolidated net income of $48,569 for the year ended December 31, 2001, compared to net income of $24,227 for the year ended December 31, 2000. This resulted in an increase of $24,342 or 100% for the year ended December 31, 2001.

Green Valley Gaming Supply, Inc., a wholly owned subsidiary of the Company reported revenues of $113,255 for the year ended December 31, 2001, compared to revenues of $35,553 for the year ended December 31, 2000. This was an increase of $77,702 or 219% for the year ended December 31, 2001. Green Valley School of Gaming, Inc., a wholly owned subsidiary of the Company reported revenues of $358,280 for the year ended December 31, 2001, compared to revenues of $189,135 for the year ended December 31, 2000. This was an increase of $169,145 or 89% for the year ended December 31, 2001. Total revenues for the Company were reported at $471,535 for the year ended December 31, 2001, compared to revenues of $224,688 for the year ended December 31, 2000. This was an increase of $246,847 or 110% for the year ended December 31, 2001.

Operating expenses and cost of sales were $366,534 and $62,402 respectively for the year ended December 31, 2001, compared to $180,346 and $25,055 respectively for the year ended December 31, 2000. The combined increase in expenses and cost of sales was $233,535 for the year ended December 31, 2001, that represented an increase of 109% for the year ended December 31, 2001.

Interest income for the year ended December 31, 2001 was $5,970 compared to $4,940 for the year ended December 31, 2000. This represented an increase of $1,030 or 21% for the year ended December 31, 2001.

RESULTS OF OPERATIONS FOR THE FOUR MONTHS ENDED APRIL 30, 2002.

The Company has provided audited financial statements for the four months ended April 30, 2002. No comparable figures are available for the period. The Company will commence filing quarterly reports with the quarter ending June 30, 2002.

During the four months ended April 30, 2002 the Company reported consolidated revenues of $114,042 that were slightly lower than expected due to the decrease in capital spending by most of the casinos in the Las Vegas, Nevada area. This was a direct result of the slowdown caused by the terrorist acts that were conducted on September 11, 2001. Operating expenses were reported at $164,205 that included start-up expenditures for opening the gaming school in Reno, Nevada. These one-time charges accounted for the increase in expenses over the previous year.

ANALYSIS OF FINANCIAL CONDITION

From January 2, 2002 through July 20, 2002, the Company raised working capital of $50,000 from 40 non-affiliated accredited investors pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company could face the need for substantial additional working capital in the future. Should the Company be required to seek sources of financing, no assurance can be given that the Company will have other financing available, if required; or if available, will be available on terms and conditions satisfactory to management.

ITEM 3. DESCRIPTION OF PROPERTY.

Green Valley Gaming Enterprises, Inc. does not have any real property and at this time has no arrangements to acquire any real property. The Company currently leases facilities of approximately 3,000 square feet. The Company has a monthly lease obligation of $4,500.00. The lease at 6380 McLeod Drive, Las Vegas, Nevada 89120 will expire on September 30, 2004. The Company was required to make a lease deposit of $5,200.00.

ITEM  4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

On July 20, 2002, the Company had 27,000,000 Common Shares, par value $0.001 per share issued and outstanding. The following table sets forth information regarding ownership of the Company's Common Shares, par value $0.001 per share, by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, by each director and by each executive officer of the Company. All shares are held beneficially and of record and each recorded stockholder has sole voting and investment power.

                                          NUMBER OF SHARES              PERCENT
NAME AND ADDRESS                         BENEFICIALLY OWNED             OF CLASS
----------------                         ------------------             --------
Loretta J. Lisowski (1)(2)
6380 McLeod Drive, Suite 9                   25,000,000                  92.59%
Las Vegas, Nevada 89120

James F. Lisowski, Sr. (1)(3)
6380 McLeod Drive, Suite 9                   25,000,000                  92.59%
Las Vegas, Nevada 891290

ALL OFFICERS AND DIRECTORS
AS A GROUP (TWO)                             25,000,000                  92.59%

----------
(1)  Director and Officer of the Company.
(2) James F. Lisowski, Sr. and Loretta J. Lisowski are husband and wife. Each would be deemed to be the beneficial owner of the shares.
(3)  Officer of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of the members of the Company's Board of Directors, executive officers and the position with the Company held by each:

        NAME                AGE                    POSITION
        ----                ---                    --------
Loretta J. Lisowski          39       Chairman of the Board, Chief Executive
                                      Officer and President

James F. Lisowski, Sr.       48       Secretary and Chief Financial Officer

Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of business experience of each director and executive officer of the Company.

LORETTA J. LISOWSKI. Mrs. Lisowski has been the Chairman of the Board, Chief Executive Officer and President of the Company since it was founded. Mrs. Lisowski has been the Chairman of the Board and President of Green Valley School of Gaming, Inc. since it was founded. Mrs. Lisowski has been the Chairman of the Board and President of Green Valley Gaming Supply, Inc. since it was founded. Mrs. Lisowski has been the Chairman of the Board and President of Green Valley Gaming, Inc. since it was founded. Mrs. Lisowski was born in Milwaukee, Wisconsin and is a graduate of St. Mary's Academy. Mrs. Lisowski has been in the food, beverage and/or gaming industry all of her adult life, both in Wisconsin and Nevada.

JAMES F. LISOWSKI, SR. Mr. Lisowski has been the Secretary, Chief Financial Officer and General Counsel of the Company since it was founded. Mr. Lisowski has been the Secretary, Chief Financial Officer and General Counsel of Green Valley School of Gaming, Inc. since it was founded. Mr. Lisowski has been the Secretary, Chief Financial Officer and General Counsel of Green Valley Gaming Supply, Inc. since it was founded. Mr. Lisowski has been the Secretary, Chief Financial Officer and General Counsel of Green Valley Gaming, Inc. since it was founded. Mr. Lisowski was born in Milwaukee, Wisconsin and attended the University of Wisconsin earning a Bachelor of Science Degree in Secondary Education in 1975. Between 1978 and 1988 he owned and operated gaming, food and liquor establishments. Mr. Lisowski earned his J.D. Degree from the University of Arkansas, Little Rock in 1991. Mr. Lisowski is currently the principle of the Lisowski Law Firm Chtd., practicing primarily in the areas of gaming, bankruptcy and gaming insolvency. He has drafted gaming legislation and/or regulations for the State of Louisiana and the Countries of Canada and Northfolk Island. He has been a speaker at various seminars, including the Conference of National Gaming Regulators, International Gaming Expo and has appeared on "60 Minutes." Mr. Lisowski is the Secretary, Chief Financial Officer and General Counsel of Green Valley Gaming, Inc., which currently holds a non-restricted gaming license in the State of Nevada as a Slot Route Operator, Distributor of Gaming Devices and as a manufacturer of gaming devices.

ITEM 6. EXECUTIVE COMPENSATION.

The officers and directors have agreed that they will not receive any salary or compensation for their services until such time as the Company is profitable. After the Company is profitable, the officers and directors will be retained under employment contracts containing adequate compensation and benefits to insure the proper growth and development of the Company. The Board of Directors will approve all employment agreements.

No officer of the Company receives any additional compensation for his services as a director. However, directors are entitled to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by them in connection with meetings of the Board of Directors or other matters of Company business.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On November 19, 1997, the Company authorized and issued 100 Shares of its Common Stock, par value $0.01 to Mrs. Loretta J. Lisowski in exchange for funding the Company.

On January 8, 2001, the Company's Board of Directors authorized a 12,500 for 1 forward stock split to the shareholders of record. Mrs. Loretta J. Lisowski was the Company's sole shareholder.

On November 26, 2001, the Company's Board of Directors authorized a 20 for 1 forward stock split to the shareholders of record. Mrs. Loretta J. Lisowski was the Company's sole shareholder.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON SHARES

The Company's Articles of Incorporation, as amended, authorize the issuance of up to 100,000,000 Common Shares, par value $0.001 per share. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders.

Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares are and all un-issued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares of the Company are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND POLICY

Holders of Common Shares are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

MARKET FOR COMMON SHARES

There is currently no public market for the Common Shares of the Company and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.

PREFERRED SHARES

The Company has no outstanding Preferred Shares.

STOCK OPTIONS

The Company has no outstanding stock options to purchase common stock of the Company.

WARRANTS

The Company has no outstanding warrants to purchase common stock of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares will be maintained by Lisowski Law Firm Chartered for the Company, until such time as there are enough stockholders to require outside services. The Company will enter into a contract with Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248 or Pacific Stock Transfer Company, P. O. Box 93385, Las Vegas, Nevada 89193, or another duly recognized transfer agent, prior to the shares becoming publicly trading. The Company will apply for a Cusip Number upon the filing of the 10SB12G with the Securities and Exchange Commission.

PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS.

MARKET PRICE

There is no trading market for the Company's Common Stock at the present time and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

The Company has not paid any cash dividends to date and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any legal proceedings. None of the Company's property is subject to any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On November 19, 1997, the Company was incorporated under the laws of the State of Nevada. The Company issued 100 Common Shares to the founder for consideration of $146,434.

On January 8, 2001, the Board of Directors of the Company declared a 12,500 for 1 forward stock split to be distributed to the shareholders of record on January 8, 2001. The forward stock split increased the number of issued and outstanding shares to 1,250,000.

On November 26, 2001, the Board of Directors of the Company declared a 20 for 1 forward stock split to be distributed to the shareholders of record on November 26, 2001. The forward stock split increased the number of issued and outstanding shares to 25,000,000.

The date, title and amount of unregistered securities sold/issued by Green Valley Gaming Enterprises, Inc. are as follows:

1. Date: 01/01/02  --  07/20/02       Number of Shares 2,000,000

     Total Offering Price:            $500.00 per Unit
     Total Number of Units:           100 Units
     Each Unit Consists of:           20,000 Common Shares
     Total Proceeds:                  $50,000.00
     Principal Underwriter:           None
     Total Commissions:               None
     Net Proceeds:                    $50,000.00
     Commissions Paid:                None
     Purchasers:                      40 non-affiliated accredited private
                                      investors.
     Exemption From Registration:     The statutory exemption, which the Company
                                      relied on was Regulation D, Rule 504 of
                                      the United States Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

NEVADA STATUTES

Section 78.751 of Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person's conduct as officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

The Articles of Incorporation provide for indemnification of the directors and officers of the Company. In addition, Article XI of the By-Laws of the Company provide for indemnification of the directors, officers, employees or agents of the Company.

In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquires his shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; or (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher.

Nevada's Control Share Acquisition Statute prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statue specifies three thresholds; one-fifth or more but less than one-third or more but less than a majority, and a majority or more, of the voting power of the corporation in the election of directors. Once an acquirer crosses one of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding ninety days become Control Shares and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statue also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

CHANGES IN CONTROL

The Company is not aware of any arrangement, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change in control of the Company.

EMPLOYEES

The Company currently has 11 full time employees and two part time employees. The need for employees and their availability will be addressed as the Company's operations progress. The Company provides group medical and/or life insurance for its employees.

PART  F/S

ITEM 1 INDEX TO FINANCIAL STATEMENTS

The following financial statements of the Company were audited by Daniel C. McArthur, Ltd., Certified Public Accountant, Quail Park III, 501 South Rancho Drive, Suite E-30, Las Vegas, Nevada 89106. The statements include an Independent Auditor's Report, Balance Sheet as of December 31, 2001 and 2000 and the related consolidated Statements of Operations, Stockholder's Equity and Cash Flows for the years then ended and notes to the Financial Statements.

                INDEX TO FINANCIAL STATEMENTS - DECEMBER 31, 2001

     INDEPENDENT AUDITORS' REPORT .....................................  19

     BALANCE SHEET ....................................................  21

     STATEMENT OF OPERATIONS ..........................................  22

     STATEMENT OF STOCKHOLDERS' EQUITY ................................  23

     STATEMENT OF CASH FLOW ...........................................  24

     NOTES TO FINANCIAL STATEMENTS ....................................  25

The following financial statements of the Company were audited by Daniel C. McArthur, Ltd., Certified Public Accountant, Quail Park III, 501 South Rancho Drive, Suite E-30, Las Vegas, Nevada 89106. The statements include an Independent Auditor's Report, Balance Sheet as of April 30, 2002 and December 31, 2001 and the related consolidated Statements of Operations, Stockholder's Equity and Cash Flows for the periods then ended and notes to the Financial Statements.

                 INDEX TO FINANCIAL STATEMENTS - APRIL 30, 2002


     INDEPENDENT AUDITORS' REPORT ....................................  28

     BALANCE SHEET ...................................................  30

     STATEMENT OF OPERATIONS .........................................  31

     STATEMENT OF STOCKHOLDERS' EQUITY ...............................  32

     STATEMENT OF CASH FLOW ..........................................  33

     NOTES TO FINANCIAL STATEMENTS ...................................  34

DANIEL C. MCARTHUR, LTD.
Certified Public Accountants


Quail Park III * 501 So. Rancho Dr., Ste. E-30 * Las Vegas, NV 89106
* (702) 385-1899 * FAX (702) 385-9619


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Green Valley Gaming Enterprises, Inc. and Subsidiaries
Las Vegas, Nevada

I have audited the accompanying consolidated balance sheets of Green Valley Gaming Enterprises, Inc. and Subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Valley Gaming Enterprises, Inc. and Subsidiaries, as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Daniel C. McArthur

Las Vegas, Nevada
July 8, 2002

            Member American Institute of Certified Public Accountants

                      GREEN VALLEY GAMING ENTERPRISES, INC.
                                AND SUBSIDIARIES

                         REPORT ON FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                2001           2000
                                                             ---------      ---------
ASSETS:
   CURRENT ASSETS:
      Cash                                                   $  20,757      $   1,694
      Notes receivable less allowance for doubtful
        Notes of $19,641 and $0 respectively                    55,650         30,324
      Inventories                                                8,324         24,263
      Due from related party                                    52,145              0
      Prepaid expenses and deposits                              5,980            980
                                                             ---------      ---------
         Total current assets                                  142,856         57,261
                                                             ---------      ---------

PROPERTY AND EQUIPMENT (NET)                                    18,782         17,732
                                                             ---------      ---------

Total assets                                                 $ 161,638      $  74,993
                                                             =========      =========

LIABILITIES AND STOCKHOLDER'S EQUITY:
   CURRENT LIABILITIES:
      Accounts payable                                       $  22,325      $   5,991
      Accrued liabilities                                        4,651          2,545
      Due to related party                                           0          3,464
      Bank line of credit                                       23,100              0
                                                             ---------      ---------
        Total current liabilities                               50,076         12,000
                                                             ---------      ---------
   STOCKHOLDER'S EQUITY:
      Common stock; $.001 par value; 100,000,000 shares
        Authorized; 25,000,000 and 100 shares issued
          and Outstanding respectively                          25,000              0
      Additional paid in capital                               121,434        146,434
      Accumulated deficit                                      (34,872)       (83,441)
                                                             ---------      ---------
         Total stockholder's equity                            111,562         62,993
                                                             ---------      ---------

Total liabilities and stockholder's equity                   $ 161,638      $  74,993
                                                             =========      =========

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEAR ENDED DECEMBER 31, 2001 AND 2000

                                                       2001               2000
                                                    ---------          ---------
Sales                                               $ 113,255          $  35,553
   Cost of sales                                       62,402             25,055
                                                    ---------          ---------
      Gross profit                                     50,853             10,498
                                                    ---------          ---------

Tuition income                                        358,280            189,135
                                                    ---------          ---------
OPERATING EXPENSES:
   Payroll expense                                    182,849             98,832
   Rent                                                56,673             25,090
   Advertising                                         30,798              7,320
   Depreciation and amortization                        6,357              6,370
   Bad debt expense                                     4,363             20,984
   Other operating expenses                            85,494             21,750
                                                    ---------          ---------
         Total operating expenses                     366,534            180,346
                                                    ---------          ---------
OPERATING INCOME                                       42,599             19,287
                                                    ---------          ---------
OTHER INCOME (EXPENSE):
   Interest income                                      7,970              4,940
   Interest expense                                    (2,000)                 0
                                                    ---------          ---------
         Total other income                             5,970              4,940
                                                    ---------          ---------

Income before taxes                                    48,569             24,227
                                                    ---------          ---------

Taxes on income                                             0                  0
                                                    ---------          ---------

NET INCOME                                          $  48,569          $  24,227
                                                    =========          =========

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                      YEAR ENDED DECEMBER 31, 2001 AND 2000

                                  Common Stock
                           -------------------------      Additional     Accumulated
                             Shares         Amount     Paid in Capital     Deficit         Total
                           ----------     ----------   ---------------   -----------     ----------
BALANCE,
DECEMBER 31, 1999                 100              0     $  146,334      $ (107,668)     $   38,666

Contributed capital                 0              0            100               0             100

Net income                          0              0              0          24,227          24,227
                           ----------     ----------     ----------      ----------      ----------
BALANCE,
DECEMBER 31, 2000                 100              0     $  146,434      $  (83,441)     $   62,993

January 8, 2001
  Forward stock split
  12,500 for 1              1,249,900     $    1,250     $   (1,250)              0               0

November 26, 2001
   Forward stock split
   20 for 1                23,750,000         23,750        (23,750)              0               0

Net income                          0              0              0          48,569          48,569
                           ----------     ----------     ----------      ----------      ----------
BALANCE,
DECEMBER 31, 2001          25,000,000     $   25,000     $  121,434      $  (34,872)     $  111,562
                           ==========     ==========     ==========      ==========      ==========

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEAR ENDED DECEMBER 31, 2001 AND 2000

                                                                  2001        2000
                                                                --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                   $ 48,569    $ 24,227
                                                                --------    --------
   Adjustments to reconcile net income (net loss) to
     net cash used in operating activities:
       Depreciation and amortization                               6,357       6,370

       Changes in assets and liabilities:
         Increase (decrease) in receivables                      (25,326)     (4,315)
         Decrease (increase) in due from related parties         (52,145)          0
         Decrease (increase) in prepaid expenses and deposits     (5,000)          0
         Decrease (increase) in inventory                         15,939      (1,712)
         Increase (decrease) in accounts payable                  16,334      (6,970)
         Increase (decrease) in due to related party              (3,464)        318
         Increase (decrease) in deferred revenue                       0      (7,894)
         Increase (decrease) in accrued liabilities                2,106      (2,683)
         Increase (decrease) in loans payable                     23,100           0
                                                                --------    --------
           Total adjustments                                     (22,099)    (16,886)
                                                                --------    --------

         Net cash used in operating activities                    26,470       7,341
                                                                --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                             (7,407)     (6,034)
                                                                --------    --------
      Net cash used in investing activities                       (7,407)     (6,034)
                                                                --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Contributed capital                                                 0         100
                                                                --------    --------
      Net cash provided by financing activities                        0         100
                                                                --------    --------
NET INCREASE (DECREASE) IN CASH                                   19,063       1,407

CASH AT BEGINNING OF YEAR                                          1,694         287
                                                                --------    --------
CASH AT END OF YEAR                                               20,757       1,694
                                                                ========    ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
   AND FINANCING ACTIVITIES:

   Interest expense                                             $  2,000           0
                                                                --------    --------

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Green Valley Gaming Enterprises, Inc., (a Nevada corporation) is engaged in selling and distributing gaming supply equipment and vending supplies throughout North America. In addition, the Company operates a school of gaming which is licensed to train and certify slot technicians.

A summary of the Company's significant accounting policies consistently applied in the preparation of the financial statements follows:

1. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

2. CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

3. INVENTORIES

Inventories are stated at lower of cost (first in, first out) or market.

4. PROPERTY AND EQUIPMENT

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight line and double declining balance methods.

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5. INCOME TAXES

The Company provides for income taxes based upon income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes. The tax effects of these differences are recorded as deferred income taxes.

6. USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. ADVERTISING COSTS

The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Advertising expense for the years ended December 31, 2001 and 2000 was $30,798 and $7,320 respectively.

8. RECLASSIFICATIONS

The financial statements for the year ended December 31, 2000 reflect certain reclassifications to conform to classifications in the current year, which have no effect on net income.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

                                          2001         2000      Estimated Life
                                          ----         ----      --------------

     Equipment                          $ 40,075     $ 32,678       5-7 years
     Less accumulated depreciation       (21,293)     (14,946)
                                        --------     --------
     Net property and equipment         $ 18,782     $ 17,732

Depreciation expense totaled $6,357 and $6,370 for the years ended December 31, 2001 and 2000, respectively.

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 3 - NOTES RECEVABLE

Notes receivable arise from students financing tuition for classes at the School of Gaming. Notes have terms primarily of eight months or less, payments due monthly, and bear interest at 18% which starts to accrue following completion of the class.

NOTE 4 - BANK LINE OF CREDIT

The Company has a $60,000 revolving line of credit, of which $36,900 was unused at December 31, 2001. Bank advances on the credit line are payable on July 2, 2002 and carry an interest rate of 6.75%. The credit line is secured by inventory and equipment.

NOTE 5 - INCOME TAXES

Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. The Company has net operating loss carryforwards of approximately $86,000 which will expire in December 2018. These net operating loss carryforwards create deferred tax assets in the amounts of $29,240. These amounts are not expected to be realized in the immediate future, and accordingly, a valuation allowance has been established for the full amount.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company advanced money to related companies. The receivable was $52,145 at December 31, 2001.

NOTE 7 - SUBSEQUENT EVENTS

The Company sold 640,000 shares of common stock in January 2002. Proceeds from the sale of the shares was $16,000.

DANIEL C. MCARTHUR, LTD.
Certified Public Accountants


Quail Park III * 501 So. Rancho Dr., Ste. E-30 * Las Vegas, NV 89106
* (702) 385-1899 * FAX (702) 385-9619


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Green Valley Gaming Enterprises, Inc. and Subsidiaries
Las Vegas, Nevada

I have audited the accompanying consolidated balance sheets of Green Valley Gaming Enterprises, Inc. and Subsidiaries, as of April 30, 2002 and December 31, 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the four months and twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Valley Gaming Enterprises, Inc. and Subsidiaries, as of April 30, 2002 and December 31, 2001, and the results of its operations and its cash flows for the four months ended April 30, 2002 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ Daniel C. McArthur

Las Vegas, Nevada
July 8, 2002

            Member American Institute of Certified Public Accountants

                      GREEN VALLEY GAMING ENTERPRISES, INC.
                                AND SUBSIDIARIES

                         REPORT ON FINANCIAL STATEMENTS

                      APRIL 30, 2002 AND DECEMBER 31, 2001

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      APRIL 30, 2002 AND DECEMBER 31, 2001

                                                                     April 30,     December 31,
                                                                        2002           2001
                                                                     ---------       ---------
ASSETS:
   CURRENT ASSETS:
      Cash                                                           $   3,493       $  20,757
      Notes receivable less allowance for doubtful
        Notes of $19,731 and $19,641 respectively                       59,220          55,650
      Inventories                                                        7,534           8,324
      Due from related party                                            62,231          52,145
      Prepaid expenses and deposits                                      7,569           5,980
                                                                     ---------       ---------
         Total current assets                                          140,047         142,856
                                                                     ---------       ---------

PROPERTY AND EQUIPMENT (NET)                                            30,228          18,782
                                                                     ---------       ---------

Total assets                                                         $ 170,275       $ 161,638
                                                                     =========       =========
LIABILITIES AND STOCKHOLDER'S EQUITY:
   CURRENT LIABILITIES:
      Accounts payable                                               $  35,241       $  22,325
      Accrued liabilities                                                4,959           4,651
      Bank line of credit                                               56,100          23,100
                                                                     ---------       ---------
        Total current liabilities                                       96,300          50,076
                                                                     ---------       ---------
   STOCKHOLDER'S EQUITY:
      Common stock; $.001 par value; 100,000,000 shares
        Authorized; 25,640,000 and 25,000,000 shares issued and
        Outstanding respectively                                        25,640          25,000
      Additional paid in capital                                       136,794         121,434
      Accumulated deficit                                              (88,459)        (34,872)
                                                                     ---------       ---------
         Total stockholder's equity                                     73,975         111,562
                                                                     ---------       ---------

Total liabilities and stockholder's equity                           $ 170,275       $ 161,638
                                                                     =========       =========

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEAR ENDED DECEMBER 31, 2001 AND 2000

                                                Four Months     Twelve Months
                                                   Ended            Ended
                                              April 30, 2002   December 31, 2001
                                              --------------   -----------------

Sales                                           $   2,665          $ 113,255
   Cost of sales                                    1,884             62,402
                                                ---------          ---------
      Gross profit                                    781             50,853
                                                ---------          ---------

Tuition income                                    111,377            358,280
                                                ---------          ---------
OPERATING EXPENSES:
   Payroll expense                                 71,495            182,849
   Rent                                            18,299             56,673
   Advertising                                     15,370             30,798
   Depreciation and amortization                    2,425              6,357
   Bad debt expense                                    90              4,363
   Other operating expenses                        56,526             85,494
                                                ---------          ---------
         Total operating expenses                 164,205            366,534
                                                ---------          ---------

OPERATING INCOME                                  (52,047)            42,599
                                                ---------          ---------
OTHER INCOME (EXPENSE):
   Interest income                                    120              7,970
   Interest expense                                (1,660)            (2,000)
                                                ---------          ---------
         Total other income                        (1,540)             5,970
                                                ---------          ---------

Income before taxes                               (53,587)            48,569
                                                ---------          ---------

Taxes on income                                         0                  0
                                                ---------          ---------

NET INCOME                                      $ (53,587)         $  48,569
                                                =========          =========

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF
                STOCKHOLDER'S EQUITY FOUR MONTHS ENDED APRIL 30,
                 2002 AND TWELVE MONTHS ENDED DECEMBER 31, 2001

                                               Common Stock
                                        -------------------------       Additional       Accumulated
                                          Shares          Amount      Paid in Capital       Deficit          Total
                                        ----------      ----------    ---------------    -----------      ----------
BALANCE,
DECEMBER 31, 2000                              100               0      $  146,434       $  (83,441)      $   62,993

January 8, 2001
  Forward stock split
  12,500 for 1                           1,249,900      $    1,250      $   (1,250)               0                0

November 26, 2001
   Forward stock split
   20 for 1                             23,750,000          23,750         (23,750)               0                0

Net income                                       0               0               0           48,569           48,569
                                       -----------      ----------      ----------       ----------       ----------
BALANCE,
DECEMBER 31, 2001                       25,000,000      $   25,000      $  121,434       $  (34,872)      $  111,562

January 1, 2002 --  April 30, 2002
Stock issued for cash                      640,000             640          15,360                0           16,000

Net income (loss)                                0               0               0          (53,587)         (53,587)
                                       -----------      ----------      ----------       ----------       ----------
BALANCE,
APRIL 30, 2002                          25,640,000      $   25,640      $  136,794       $  (88,459)      $   73,975
                                       ===========      ==========      ==========       ==========       ==========

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CASH
                FLOWS FOUR MONTHS ENDED APRIL 30, 2002 AND TWELVE
                         MONTHS ENDED DECEMBER 31, 2001

                                                                  Four Months      Twelve Months
                                                                     Ended             Ended
                                                                April 30, 2002   December 31, 2001
                                                                --------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                      $(53,687)         $ 48,569
                                                                   --------          --------
   Adjustments to reconcile net income (net loss) to
     net cash used in operating activities:
       Depreciation and amortization                                  2,425             6,357

       Changes in assets and liabilities:
         Increase (decrease) in receivables                          (3,570)          (25,326)
         Decrease (increase) in due from related parties            (10,086)          (52,145)
         Decrease (increase) in prepaid expenses and deposits        (1,589)           (5,000)
         Decrease (increase) in inventory                               790            15,939
         Increase (decrease) in accounts payable                     12,916            16,334
         Increase (decrease) in due to related party                      0            (3,464)
         Increase (decrease) in accrued liabilities                     308             2,106
         Increase (decrease) in loans payable                        33,000            23,100
                                                                   --------          --------
            Total adjustments                                        34,194           (22,099)
                                                                   --------          --------

         Net cash used in operating activities                      (19,393)           26,470
                                                                   --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                               (13,871)           (7,407)
                                                                   --------          --------
      Net cash used in investing activities                         (13,871)           (7,407)
                                                                   --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuing common stock                                16,000                 0
                                                                   --------          --------
      Net cash provided by financing activities                      16,000                 0
                                                                   --------          --------
NET INCREASE (DECREASE) IN CASH                                     (17,264)           19,063

CASH AT BEGINNING OF YEAR                                            20,757             1,694
                                                                   --------          --------
CASH AT END OF YEAR                                                   3,493            20,757
                                                                   ========          ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
   AND FINANCING ACTIVITIES:

   Interest expense                                                $  1,660             2,000
                                                                   --------          --------

                 See accompanying notes to financial statements

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      APRIL 30, 2002 AND DECEMBER 31, 2001


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Green Valley Gaming Enterprises, Inc., (a Nevada corporation) is engaged in selling and distributing gaming supply equipment and snack foods throughout North America. In addition, the Company operates a school of gaming which is licensed to train and certify slot technicians.

A summary of the Company's significant accounting policies consistently applied in the preparation of the financial statements follows:

1. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

2. CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

3. INVENTORIES

Inventories are stated at lower of cost (first in, first out) or market.

4. PROPERTY AND EQUIPMENT

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight line and double declining balance methods.

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      APRIL 30, 2002 AND DECEMBER 31, 2001


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5. INCOME TAXES

The Company provides for income taxes based upon income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes. The tax effects of these differences are recorded as deferred income taxes.

6. USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

7. ADVERTISING COSTS

The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Advertising expense for the four months ended April 30, 2002 and twelve months ended December 31, 2001 were $15,370 and $30,798, respectively.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                         4/30/02      12/31/01    Estimated Life
                                         -------      --------    --------------
     Equipment                          $ 53,946      $ 40,075       5-7 years
     Less accumulated depreciation       (23,718)      (21,293)
                                        --------      --------
     Net property and equipment         $ 30,228      $ 18,782

Depreciation expense totaled $2,425 and $6,356 for the four months and twelve months ended April 30, 2002 and December 31, 2001, respectively.

             GREEN VALLEY GAMING ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      APRIL 30, 2002 AND DECEMBER 31, 2001


NOTE 3 - NOTES RECEVABLE

Notes receivable arise from students financing tuition for classes at the School of Gaming. Notes have terms primarily of eight months or less, payments due monthly, and bear interest at 18% which starts to accrue following completion of the class.

NOTE 4 - BANK LINE OF CREDIT

The Company has a $60,000 revolving line of credit, of which $3,900 and $36,900 was unused at April 30, 2002 and December 31, 2001, respectively. Bank advances on the credit line are payable on July 2, 2002 and carry an interest rate of 6.75%. The credit line is secured by inventory and equipment.

NOTE 5 - INCOME TAXES

Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. As of April 30, 2002, the Company has net operating loss carryforwards of approximately $139,500 which will expire in December 2018 through 2022. The net operating loss carryforwards create deferred tax assets in the amounts of $47,430. This amount is not expected to be realized in the immediate future, and accordingly, a valuation allowance has been established for the full amount.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company advanced money to related companies. The balance at April 30, 2002 and December 31, 2001 was $62,231 and $52,145, respectively.

PART III

                                INDEX TO EXHIBITS


EXHIBIT "A" -- AMENDED ARTICLES OF INCORPORATION ...........................  38

EXHIBIT "B" -- ARTICLES OF INCORPORATION ...................................  39

EXHIBIT "C" -- BY-LAWS OF CORPORATION ......................................  40

EXHIBIT "D" -- ARTICLES OF INCORPORATION
                 GREEN VALLEY SCHOOL OF GAMING, INC. .......................  51

EXHIBIT "E" -- BY-LAWS OF CORPORATION
                 GREEN VALLEY SCHOOL OF GAMING, INC. .......................  52

EXHIBIT "F" -- SHAREHOLDER LIST OF
                 GREEN VALLEY SCHOOL OF GAMING, INC. .......................  66

EXHIBIT "G" -- AMENDED ARTICLES OF INCORPORATION
                 GREEN VALLEY GAMING SUPPLY, INC. ..........................  67

EXHIBIT "H" -- ARTICLES OF INCORPORATION
                 GREEN VALLEY GAMING SUPPLY, INC. ..........................  68

EXHIBIT "I" -- BY-LAWS OF CORPORATION
                 GREEN VALLEY GAMING SUPPLY, INC. ..........................  69

EXHIBIT "J" -- SHAREHOLDER LIST OF
                 GREEN VALLEY GAMING SUPPLY, INC. ..........................  81

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN VALLEY GAMING ENTERPRISES, INC.

Date: July 22, 2002


By /s/ Loretta J. Lisowski
-------------------------------
Loretta J. Lisowski
President and Director

EXHIBIT "A"            AMENDED ARTICLES OF INCORPORATION

[SEAL] DEAN HELLER                                  Certificate of                         FILED# C25842-97
       Secretary of State                              Amendment

                                                                                             DEC 19 2001
       202 North Carson Street               (PURSUANT TO NRS 78.385 and
       Carson City, Nevada 89701-4201                   78.390)                            IN THE OFFICE OF
       (775)684 5708                                                                        /s/ DEAN HELLER
                                                                                     DEAN HELLER SECRETARY OF STATE

Important: Read attached instructions before completing

              CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (PURSUANT TO NRS 78.385 AND 78.390 - AFTER ISSUANCE OF STOCK)
                             - REMIT IN DUPLICATE -

1. Name of corporation: GREEN VALLEY GAMING ENTERPRISES, INC.

2. The articles have been amended as follows (provide article numbers, if available):

     We, the undersigned. LORETTA J. LISOWSKI and JAMES F. LISOWSKI, SR., of
                     GREEN VALLEY GAMING ENTERPRISES, INC.,
                               Do hereby certify:

     That the Board of Directors of said Corporation at a meeting duly convened held on the 18th day of December 2001, adopted a resolution to amend the original articles as follows:

     ARTICLE 3 IS HEREBY AMENDED TO READ AS FOLLOWS:

     SHARES: (Number of shares the corporation is authorized to issue)
              Number of Shares with Par Value: 100,000,000.00
                                    Par Value: .001
              Number of Shares without Par Value: 0

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100

4. Officer Signature (Required):

/s/ LORETTA J. LISOWSKI                       /s/ JAMES F. LISOWSKI, SR.
----------------------------------            ----------------------------------
PRESIDENT                                     SECRETARY

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

EXHIBIT "B"                ARTICLES OF INCORPORATION

         FILED                          ARTICLES OF INCORPORATION               FILING ICC:
  IN THE OFFICE OF THE                    (PURSUANT TO NRS. 78)                 RECEIPT #:
SECRETARY OF STATE OF THE                    STATE OF NEVADA
    STATE OF NEVADA

                                                 [SEAL]

                                             STATE OF NEVADA
        NOV 19 1997
        C25842-1997                        SECRETARY OF STATE
      /s/ DEAN HELLER
DEAN HELLER SECRETARY OF STATE

(FOR FILING OFFICE USE)                                                         (FOR FILING OFFICE USE)

--------------------------------------------------------------------------------
   IMPORTANT: Read instructions on reverse side before completing this form.
                         TYPE OR PRINT (BLACK INK ONLY)

1. NAME OF CORPORATION: GREEN VALLEY GAMING ENTERPRISES, INC.

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

Name of Resident Agent: James F. Lisowski, Sr.
                        --------------------------------------------------------

Street Address: 1661 E. Flamingo Rd. #6           Las Vegas,  NV  89119
                ----------------------------------------------------------------
                      Street No.   Street Name      City    Zip

3. SHARES: (number of shares the corporation is authorized to issue)

Number of shares with par value: 2,500,000 Par Value: .01 cent
Number of shares without par value: 0

4. GOVERNING BOARD: shall be styled as (check one):  X   Directors      Trustees
                                                    ---             ---

The FIRST BOARD OF DIRECT DIRECTORS shall consist of 1 members and the names and addresses are as follows:

Loretta Lisowski                        1661 E. Flamingo Rd. #6LV NV
-----------------------------------     ----------------------------------------
Name                                    Address                       City/St

-----------------------------------     ----------------------------------------
Name                                    Address                       City/St

-----------------------------------     ----------------------------------------
Name                                    Address                       City/St

5. PURPOSE (optional - see reverse side): The purpose of the corporation shall be: any and all legal purposes

6. PERSONAL LIABILITY (pursuant to NRS 78.037): Check one: ___ Accept X Decline (if you chose accept see 6(a) if you chose accept, pleases choose one:
___ Limiting ___ Eliminating

7. OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference a part of these articles: Number of pages attached 0.

8. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (signatures must be

James F. Lisowski, Sr.
-----------------------------------     ----------------------------------------
Name (print)                            Name (print)

1661 E. Flamingo Rd. #6 Las Vegas, NV 89119
-----------------------------------     ----------------------------------------
Address                                 Address

/s/ James F. Lisowski. Sr.
-----------------------------------     ----------------------------------------
Signature                               Signature

-----------------------------------     Subscribed and sworn to me this 6th day
Address              City/State/Zip     of November, 1997

-----------------------------------     /s/ Dawn Whitbeck
Signature                               ----------------------------------------
                                                    Notary Public

                                        [SEAL] NOTARY PUBLIC
                                               STATE OF NEVADA

                                               COUNTY OF CLERK
                                               DAWN WHITBECK

                                        No 97-2979-1
                                        My Appointment Expires May 18, 2001

9. CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT

I, James F. Lisowski, Sr. hereby accept appointment as Resident Agent for the above name corporation.

/s/ James F. Lisowski, Sr                                             11-6-97

EXHIBIT "C"                  BY-LAWS OF CORPORATION


                                     BYLAWS

                                       OF

                     Green Valley Gaming Enterprising, Inc.

                              A Nevada Corporation

                                    ARTICLE I

                                     Offices

     Section 1. The registered office of this corporation shall be in the County of Clark, State of Nevada.

     Section 2. The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                   ARTICLE II

                            Meetings of Stockholders

     Section 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

     Section 2. Annual meetings of the stockholders, commencing with the year 1997, shall be held on the 21st day of November each year if not a legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

     Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

     Section 4. Notices of meetings shall be in writing and signed by the President or a Vice President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the

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                                       40
corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

     Section 5. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

     Section 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall by present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 7. When a quorum is present or represented an any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any question brought before such meeting, unless the question is one upon which by express provision or of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

     Section 8. Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his none on the books of the corporation. Upon the demand of any stockholder, the vote for directors and tire vote upon any question before the meeting shall be by ballot.

     Section 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In tire event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons resent at the meeting, or, if only one shall be present, then that one shall have and pray exercise all of the powers conferred by such written instruments upon all of tire persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting when required by the inspectors of election. All questions regarding the qualification of voters, the validity of proxies and tire acceptance or rejection of votes shall be derided by tire inspectors of election who shall be appointed by tire Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

     Section 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required:

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                                       41

                                   ARTICLE III

                                    Directors

     Section 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

     Section 2. The number of directors which shall constitute the whole board shall be one (1) the number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders and except as provided on Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

     Section 3. Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director so elected at all annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously any the vacancies on the Board of Directors resulting therefrom shall be filled only by the stockholders.

     A vacancy or vacancies in the Board of Directors shall he deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors to be voted for at that meeting.

     The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

     No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

                                   ARTICLE IV

                       Meetings of the Board of Directors

     Section 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

     Section 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

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     Section 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

     Section 4. Special meetings of the Board of Directors may be called by the Chairman of the President or by any Vice-President or by any two directors.

     Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

     Section 5. Notice of the time and place of holding and adjourned meeting need not be given to the absent adjourned.

     Section 6. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Section 7. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all aspects as if passed by the Board in regular meeting.

     Section 8. A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                    ARTICLE V

                             Committees of Directors

     Section 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the directors of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may by determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

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
     Section 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

     Section 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                   ARTICLE VI

                            Compensation of Directors

     Section 1. The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                   ARTICLE VII

                                     Notices

     Section 1. Notices to directors and stockholders shall he in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

     Section 2. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

     Section 3. Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE VIII

                                    Officers

     Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

     Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a director, and shall choose a President. A Secretary and a Treasurer, none of whom need be directors.

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
     Section 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice Presidents and one or more Assistant Secretaries and Assistant Treasurers and who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

     Section 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

     Section 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filed by the Board of Directors.

     Section 6. The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

     Section 7. The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

     Section 8. The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

     Section 9. The VICE-PRESIDENT shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

     Section 10. The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall, give or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

     Section 11. The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

     Section 12. The TREASURER shall act under the direction of the President. Subject to the direction the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may he ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

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
     Section 13. If required by the Board of Directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind to his possession or under his control belonging to the corporation.

     Section 14. The ASSISTANT TREASURER in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                   ARTICLE IX

                              Certificates of Stock

     Section 1. Every stockholder shall be entitled to have a certificate signed by the President and the Treasurer or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designation, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

     Section 2. If a certificate is signed (a) by a transfer agent other than the corporation of its employees or (2) by a registrar other than the officers who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

     Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued in place of the corporation alleged to have been lost or destroyed upon the mailing of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such marnner as it shall require the owner of such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnify against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

     Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section 5. The Board of Directors may fix in advance a date not exceeding sixty (6O) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversation or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date of the determination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in such case, such stockholders, and only such stockholders

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
as shall be stockholders of record on the date so fixed, shall be in titled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer or any stock on the books of the corporation after any such record date fixed as aforesaid.

     Section 6. The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purpose including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part or any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                    ARTICLE X

                               General Provisions

     Section 1. Dividends upon the capital stock of the corporation, subject to the provision of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

     Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends of for repairing or maintaining and any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

     Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

     Section 5. The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced

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
                                   ARTICLE XI

                                 Indemnification

     Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgements, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final deposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

     The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer or the corporation, or is or was serving at the request of the corporation, as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

     The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

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
                                   ARTICLE XIX

                                   Amendments

     Section 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

     Section 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

     APPROVED AND ADOPTED this 11th day of November 1998.


                                        /s/ James F. Lisowski, Sr.
                                        ----------------------------
                                        Secretary

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
                            CERTIFICATE OF SECRETARY

     I hereby certify that I am the Secretary of Green Valley Gaming Enterprises, Inc., and that the foregoing Bylaws, constitute the code of Bylaws of 11 pages, constitute the code of Bylaws of Green Valley Gaming Enterprising, Inc., as duly adopted at a regular meeting of the Board of Directors of the corporation held November 21, 1997.

     IN WITNESS WHEREOF, I have hereunto subscribed my name this 21st of November 1998.

                                        /s/ James F. Lisowski, Sr.
                                        ----------------------------
                                        Secretary


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
                    EXHIBIT "D" -- ARTICLES OF INCORPORATION
                                     GREEN VALLEY SCHOOL OF GAMING, INC.

                            Articles of Incorporation
         FILED                 (PURSUANT TO NRS 78)
  IN THE OFFICE OF THE           STATE OF NEVADA
SECRETARY OF STATE OF THE             [SEAL]
    STATE OF NEVADA
     August 10 1998

No.  C18970-98
/s/ Dean Heller
Dean Heller, Secretary of State

                                 STATE OF NEVADA
(For filing office use)         Secretary of State       (For filing office use)
--------------------------------------------------------------------------------
   IMPORTANT: Read instructions on reverse side before completing this form.
                         TYPE OR PRINT (BLACK INK ONLY)

1. NAME OF CORPORATION: GREEN VALLEY SCHOOL OF GAMING INC.
                        --------------------------------------------------------
2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS is Nevada where process may be served)

Name of Resident Agent: James F. Lisowski Sr.
                        --------------------------------------------------------
Street Address: 1661 E. Flamingo Rd. #6          Las Vegas, NV 89119
                ----------------------------------------------------------------
                Street No.      Street Name          City

3. SHARES: (number of shares the corporation is authorized to issue)

   Number of shares with par value: 25000  Par Value: $1.00
                                   -------            -----
   Number of shares without par value:
                                       -----------
4. GOVERNING BOARD: shall be styled as (check one):  X Directors    Trustees
                                                    ---          ---
   THE FIRST BOARD OF DIRECTORS shall consist of 1 members and the names and addresses are as follows:

   Loretta J. Lisowski                  2320 Caserta Crt. Henderson, NV 89014
   -----------------------------------  ----------------------------------------
   Name                                 Address                             City

   -----------------------------------  ----------------------------------------
   Name                                 Address                             City

   -----------------------------------  ----------------------------------------
   Name                                 Address                             City

5. PURPOSE (optional- see reverse side): The purpose of the corporation shall be:
   any and all legal purposes
   -----------------------------------------------------------------------------

6. PERSONAL LIABILITY (pursuant to NRS 78.037): Check one     Accept  X  Decline
                                                          ---        ---
   (if you chose accept see 6(a) If you chose accept, please check one
        Limiting     Eliminating
   ---           ---
7. OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference a part of these articles: Number of pages attached 0 .
                                      ---
8. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (signatures must)

   James F. Lisowski, Sr.
   -----------------------------------  ----------------------------------------
   Name (print)                         Name (print)

   1661 E. Flamingo Rd. #6
   Las Vegas, NV 89119
   -----------------------------------  ----------------------------------------
   Address              City/State/Zip  Address                   City/State/Zip

   /s/ James F. Lisowski, Sr.
   -----------------------------------  ----------------------------------------
   Signature                            Signature

                                        Subscribed and sworn to before me this
   -----------------------------------  10 day of August, 1998.
   Name (print)
                                        /s/ Dawn Whitbeck
   -----------------------------------  ----------------------------------------
   Address              City/State/Zip               Notary Public

   -----------------------------------
   Signature

9. CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT

I, James F. Lisowski, Sr. hereby accept appointment as Resident Agent for the above named corporation.

   /s/ James F. Lisowski, Sr.           August 10, 1998

                     EXHIBIT "E" -- BY-LAWS OF CORPORATION

                      GREEN VALLEY SCHOOL OF GAMING, INC..

                       Green Valley School of Gaming, Inc.
                                TABLE OF CONTENTS
                                     BY-LAWS

ARTICLE ONE - OFFICES

    1.1   Registered Office.
    1.2   Other Offices.

ARTICLE TWO - MEETINGS OF STOCKHOLDERS

    2.1   Place.
    2.2   Annual Meetings.
    2.3   Special Meetings.
    2.4   Notices of Meetings.
    2.5   Purpose of Meetings.
    2.6   Quorum.
    2.7   Voting.
    2.8   Share Voting.
    2.9   Proxy.
    2.10  Written Consent in Lieu of Meeting.

ARTICLE THREE - DIRECTORS

    3.1   Powers.
    3.2   Number of Directors.
    3.3   Vacancies.

ARTICLE FOUR - MEETINGS OF THE BOARD OF DIRECTORS

    4.1   Place.
    4.2   First Meeting.
    4.3   Regular Meetings.
    4.4   Special Meetings.
    4.5   Notice.
    4.6   Waiver.
    4.7   Quorum
    4.8   Adjournment.

ARTICLE FIVE - COMMITTEES OF DIRECTORS

    5.1   Power to Designate.
    5.2   Regular Minutes.
    5.3   Written Consent.

ARTICLE SIX - COMPENSATION OF DIRECTORS

    6.1   Compensation.

ARTICLE SEVEN - NOTICES

    7.1   Notice.
    7.2   Consent.
    7.3   Waiver of Notice.

ARTICLE EIGHT - OFFICERS

    8.1   Appointment of Officers.
    8.2   Time of Appointment.
    8.3   Additional Officers.
    8.4   Salaries.
    8.5   Vacancies.
    8.6   Chairman of the Board.
    8.7   Vice-Chairman.
    8.8   President.
    8.9   Vice-President.
    8.10  Secretary.
    8.11  Assistant Secretaries.
    8.12  Treasurer.
    8.13  Surety.
    8.14  Assistant Treasurer.

ARTICLE NINE - CERTIFICATES OF STOCK

    9.1   Share Certificates.
    9.2   Transfer Agents.
    9.3   Lost or Stolen Certificates.
    9.4   Share Transfers.
    9.5   Voting Shareholder.
    9.6   Shareholders Record.

ARTICLE TEN - GENERAL PROVISIONS

   10.1   Dividends.
   10.2   Reserves.
   10.3   Checks.
   10.4   Fiscal Year.
   10.5   Corporate Seal.

ARTICLE ELEVEN - INDEMNIFICATION

ARTICLE TWELVE - AMENDMENTS

   12.1   By Shareholder.
   12.2   By Board of Directors.

                                     BY-LAWS

                                       OF

                       GREEN VALLEY SCHOOL OF GAMING, INC.

                              A NEVADA CORPORATION

                                   ARTICLE ONE

                                     OFFICES

     Section 1.1. REGISTERED OFFICE - The registered office of this corporation shall be in the County of CLARK, State of Nevada.

     Section 1.2. OTHER OFFICES - The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                   ARTICLE TWO

                            MEETINGS OF STOCKHOLDERS

     Section 2.1. PLACE - All annual meetings of the -stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

     Section 2.2. ANNUAL MEETING - Annual meetings of the stockholders, commencing with the year 1999 shall be held on the 1st day of each year if not a legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly he brought before the meeting.

     Section 2.3. SPECIAL MEETINGS - Special meetings of the stockholders, for any purpose or purposes artless otherwise prescribed by statute or by the Articles of incorporation, may be called by the President or the Secretary by resolution of the Boatel of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

     Section 2.4. NOTICES OF MEETINGS - Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice may be either delivered personally to or may be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice. the service thereof shall be complete and the time of the notice shall being to run from the date upon which such notice is deposited in the snail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

     Section 2.5. PURPOSE OF MEETINGS - Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

     Section 2.6. QUORUM - The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however. such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 2.7. VOTING - When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

     Section 2.8. SHARE VOTING - Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

     Section 2.9. PROXY - At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting when required by the inspectors of election. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

     Section 2.10. WRITTEN CONSENT IN LIEU OF MEETING - Any action which may be taken by the vote of the, stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                  ARTICLE THREE

                                    DIRECTORS

     Section 3.1. POWERS - The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

     Section 3.2. NUMBER OF DIRECTORS - The number of directors which shall constitute the whole board shall be One (1), The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

     Section 3.3. VACANCIES - Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall be filled only by the stockholders.

     A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

     The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

     No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

                                  ARTICLE FOUR

                       MEETINGS OF THE BOARD OF DIRECTORS

     Section 4.1. PLACE - Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

     Section 4.2. FIRST MEETING - The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

     Section 4.3. REGULAR MEETINGS - Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

     Section 4.4. SPECIAL MEETINGS - Special Meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors.

     Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at lease forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at lease twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

     Section 4.5. NOTICE - Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

     Section 4.6. WAIVER - The transactions of any meeting of the Board of Directors however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Section 4.7. QUORUM - A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

     Section 4.8. ADJOURNMENT - A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                  ARTICLE FIVE

                             COMMITTEES OF DIRECTORS

     Section 5.1. POWER TO DESIGNATE - The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of one or more of the directors of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to tithe by the Boatel of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

     Section 5.2. REGULAR MINUTES - The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

     Section 5.3. WRITTEN CONSENT - Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                   ARTICLE SIX

                            COMPENSATION OF DIRECTORS

     Section 6.1. COMPENSATION - The directors they be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                  ARTICLE SEVEN

                                     NOTICES

     Section 7.1. NOTICE - Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

     Section 7.2. CONSENT - Whenever all parties entitled to vote at any meeting. whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meetings shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

     Section 7.3. WAIVER OF NOTICE - Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE EIGHT

                                    OFFICERS

     Section 8.1. APPOINTMENT OF OFFICERS - The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

     Section 8.2. TIME OF APPOINTMENT - The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a director, and shall choose a President, a Secretary and a Treasurer, none of whom need be directors.

     Section 8.3. ADDITIONAL OFFICES - The Board of Directors may appoint a Vice- of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who may hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

     Section 8.4. SALARIES - The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

     Section 8.5. VACANCIES - The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of

Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

     Section 8.6. CHAIRMAN OF THE BOARD - The CHAIRMAN OF THE BOARD shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

     Section 8.7. VICE-CHAIRMAN - The VICE-CHAIRMAN shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

     Section 8.8. PRESIDENT - The PRESIDENT shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

     Section 8.9. VICE-PRESIDENT - The VICE-PRESIDENT shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

     Section 8.10. SECRETARY - The SECRETARY shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

     Section 8.11. ASSISTANT SECRETARIES - The ASSISTANT SECRETARIES shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

     Section 8.12. TREASURER - The TREASURER shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

     Section 8.13. SURETY - If required by the Board of Directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

     Section 8.14. ASSISTANT TREASURER - The ASSISTANT TREASURER in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                  ARTICLE NINE

                              CERTIFICATES OF STOCK

     Section 9.1. SHARE CERTIFICATES - Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue snore than once class of stock or snore than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

     Section 9.2. TRANSFER AGENTS - If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

     Section  9.3.  LOST OR STOLEN  CERTIFICATES  - The Board of  Directors  may
direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit o that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

     Section 9.4. SHARE TRANSFERS - Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer. it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section 9.5. VOTING SHAREHOLDER - The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholder of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

     Section 9.6. SHAREHOLDERS RECORD - The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as other wise provided by the laws of Nevada.

                                   ARTICLE TEN

                               GENERAL PROVISIONS

     Section 10.1. DIVIDENDS - Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

     Section 10.2. RESERVES - Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

     Section 10.3. CHECKS - All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 10.4. FISCAL YEAR - The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

     Section 10.5. CORPORATE SEAL - The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the Corporation and the words "Corporate Seals" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                 ARTICLE ELEVEN

                                 INDEMNIFICATION

     Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments. fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

     The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation. or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

     The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                 ARTICLE TWELVE

                                   AMENDMENTS

     Section 12.1. BY SHAREHOLDER - The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

     Section 12.2. BY BOARD OF DIRECTORS - The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

     APPROVED AND ADOPTED this 1st day of September, 1998.


                                        /s/ James F. Lisowski, Sr.
                                        ----------------------------------------
                                        Secretary

                            CERTIFICATE OF SECRETARY

     I hereby certify that I am the Secretary of GREEN Valley School of Gaming, Inc. and that the foregoing Bylaws, consisting of 11 pages, constitute the code of Bylaws of Green Valley School of Gaming, Inc., as duly adopted at a regular meeting of the Board of Directors of the corporation held September 1, 1998.

     IN WITNESS WHEREOF, I have hereunto subscribed my name this 1st day of September, 1998.

                                        /s/ James F. Lisowski, Sr.
                                        ----------------------------------------
                                        Secretary

EXHIBIT "F" -- SHAREHOLDER LIST OF
                       GREEN VALLEY SCHOOL OF GAMING, INC.


Green Valley Gaming Enterprises, Inc. is the holder of record of 100% of the issued and outstanding common shares of Green Valley School of Gaming, Inc. Green Valley School of Gaming, Inc. does not have any other class of security. In addition, the officers and directors of Green Valley Gaming Enterprises, Inc. are the only officers and directors of Green Valley School of Gaming, Inc.

                EXHIBIT "G" -- AMENDED ARTICLES OF INCORPORATION
                        GREEN VALLEY GAMING SUPPLY, INC.

 CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION                        FILED
                                                                       IN THE OFFICE OF THE
               (After Issuance of Stock)                            SECRETARY OF STATE OF THE
                                                                         STATE OF NEVADA

                                                                           NOV 18 1997
          Twenty-Seven Street Liquors, Inc.
-------------------------------------------------------------             NO. C24432-96
                  Name of Corporation
                                                                         /s/ DEAN HELLER
We the undersigned    Loretta J. Lisowski                 and     DEAN HELLER, SECRETARY OF STATE
-------------------------------------------------------------
                  President or Vice President

James F. Lisowski, Sr.   of  Twenty-Seven Street Liquors, Inc.
--------------------------------------------------------------
Secretary or Assistant Secretary           Name of Corporation

do hereby certify:

     That the Board or Directors of said corporation at a meeting duly convened held on the 11th day or December, 1996 adopted a resolution to amend the original articles as follows:

     Article 1 is hereby amended to read as follows:

     Green Valley Gaming Supply Inc.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is ______ that the said changes and amendment have bean eonsemec to and approved by a majority vote at the stockholders holding at least a majority of each clan of stock outstanding and snarled to vote thereon.

                                        /s/ Loretta J. Lisowski
                                        ----------------------------------------
                                        President or Vice President

                                        /s/ James F. Lisowski
                                        ----------------------------------------
                                        Secretary or Assistant Secretary

State of Nevada    )
                   ) ss.
County of Clark    )

     On November 6, 1997, personally appeared before me, a Notary Public, Loretta J. Lisowski and James F. Lisowski, Sr., who acknowledged that they executed the above instrument.

                                        /s/ CANDEE A. BAKER
                                        ----------------------------------------
                                        Signature of Notary

[NOTARY SEAL]

           NOTARY PUBLIC
          STATE OF NEVADA
       (NOTARY STAMP OR SEAL)
          County of Clark
          CANDEE A. BAKER

           No. 92-3744-1
My Appointment Expires Aug. 19, 2001

   Only the President or Vice President's signature need to be acknowledged.

EXHIBIT "H" -- ARTICLES OF INCORPORATION
                        GREEN VALLEY GAMING SUPPLY, INC.

             FILED            ARTICLES OF INCORPORATION          [ILLEGIBLE]
     IN THE OFFICE OF THE     (PURSUANT TO ILLEGIBLE)            Receipt #______
  SECRETARY OF STATE OF THE        STATE OF NEVADA
        STATE OF NEVADA
                                       [SEAL]
         DEC 02 1996

          C24432-96

DEAN HELLER SECRETARY OF STATE

      /s/ Dean Heller

                                     STATE OF NEVADA
No. (For filing office use)        SECRETARY OF STATE    (For filing office use)
--------------------------------------------------------------------------------
   IMPORTANT: Read instructions on reverse side before completing this form.
                         TYPE OR PRINT (BLACK INK ONLY)


1. NAME OF CORPORATION: TWENTY-SEVENTH STREET LIQUORS, INC.
                        --------------------------------------------------------

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served)

   Name of Resident Agent: James F. Lisowski, Sr.
                           -----------------------------------------------------

   Street Address: 1771 E. Flamingo Rd., #115-B        Las Vegas, NV       89119
                   -------------------------------------------------------------
                   Street No.      Street Name              City            Zip

3. SHARES: (number of shares the corporation is authorized to issue)
   Number of shares with par value: 25,000   Par Value: $1.00
   Number of shares without par value: __________

4. GOVERNING BOARD: shall be styled as (check one): __X__ Directors ____Trustees

   The FIRST BOARD OF DIRECTORS shall consist of 1 members and the names and addresses are as follows:

   Loretta J. Lisowski                 2320 Caserta Ct., Henderson NV 89014
   --------------------------------    -----------------------------------------
   Name                                Address                        City/State


   --------------------------------    -----------------------------------------
   Name                                Address                        City/State


   --------------------------------    -----------------------------------------
   Name                                Address                        City/State

   PURPOSE (optional - see reverse side): The purpose of the corporation shall be: any and all legal purposes

6. PERSONAL LIABILITY (pursuant to NRS 78.037):
   Check one: ____ Accept __X__ Decline (if you chose accept see 6(a))

7. OTHER MATTERS: Any other matters to be included in these articles may be noted on separate pages and incorporated by reference here a part of these articles: Number of pages attached ________.

8. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (signatures must be [illegible])

   James F. Lisowski, Sr.
   --------------------------------               ------------------------------
   Name (print)                                   Name (print)

   1771 E. Flamingo, #115-B/Las Vegas, NV 89119
   --------------------------------------------   ------------------------------
   Address                       City/State/Zip   Address         City/State/Zip

   /s/ James F. Lisowski, Sr.
   --------------------------------------------   ------------------------------
   Signature                                      Signature

   --------------------------------------------   Subscribed and sworn before
   Name (print)                                   me this 26th day of
                                                  November, 1996

                                                  /s/ Heather Marie Hernandez
   --------------------------------------------   ------------------------------
   Address         City/State/Zip                         Notary Public
                                                  [NOTARY SEAL]
                                                  HEATHER MARIE HERNANDEZ
   --------------------------------------------   Notary Public
   Signature                                      State of Nevada
                                                  Clark County
9. CERTIFICATE OF ACCEPTANCE OF APPOINTMENT       My Appointment Expires
   OF RESIDENT AGENT                              Aug. 19, 2001

   James F. Lisowski, Sr. hereby accept appointment as Resident Agent for the above named corporation.

   /s/ James F. Lisowski                          11-26-96

EXHIBIT "I" -- BY-LAWS OF CORPORATION

                        GREEN VALLEY GAMING SUPPLY, INC.

                                     BY-LAWS
                                       OF

                       TWENTY-SEVENTH STREET LIQUORS, INC.

                                    ARTICLE I
                                     OFFICES

1.01 Registered OFFICE. The registered office of the Corporation shall be at 1661 East Flamingo Road, Suite 6, Las Vegas, Nevada 89119.

1.02 OTHER OFFICES. The Corporation may also have offices at other places in or out of the state of Nevada as the Board of Directors may determine or as the business of the Corporation may require.

                                   ARTICLE II
                                  SHAREHOLDERS

2.01 PLACE OF MEETING. Meetings of shareholders shall be held at the time and place, in or out of the state of Nevada, stated in the notice of the meetings or in a waiver of notice.

2.02 ANNUAL MEETINGS. An annual meeting of the shareholders shall be held each year at 1771 East Flamingo Road, Suite 115-B, Las Vegas, Nevada, 89119, on the 24th day during the month of October of each year. If the day is a legal holiday, then the meeting shall be on the next business day following. At the meeting, shareholders shall elect Directors and transact such other business as may properly be brought before the meeting.

2.03 VOTING LIST. At least ten (10) days before each meeting of shareholders a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, with the address of each and the number of voting shares held by each, shall be prepared by the officer or Agent having charge of the stock transfer books. The list, for a period of ten (10) days prior to the meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting during the whole time thereof, and shall be subject to the inspection of any shareholder during the whole time of the meeting.

2.04 SPECIAL MEETINGS. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, or by these Bylaws, may be called by the President, the Board of Directors, or the holders of not less than one-tenth (1/10) of all the shares entitled to vote at the meetings. Business transacted at a special meeting shall be confined to the purposes stated in the notice of the meeting.

2.05 NOTICE. Written or printed notice, stating the place, day and hour of the meeting and, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each shareholder of record entitled to vote at the meeting. In the event that the purpose of the meeting is to increase authorized stock or bond indebtedness of the Corporation, the notice shall be delivered no less than sixty (60) nor more than seventy-five (75) days before the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

2.06 QUORUM. The holders of a majority of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum at meetings of the shareholders for the transaction of business except as otherwise provided by statute, by the Articles of Incorporation or by these Bylaws. If a quorum is not present or represented at a meeting of the shareholders, the shareholders entitled to vote, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented, and any business may be transacted at the reconvened meeting which might have been transacted at the meeting as originally notified.

2.07 MAJORITY VOTE. When a quorum is present at a meeting, the vote of the holders of a majority of the shares having voting power, present in person or represented by proxy, shall decide any question brought before the meeting, unless the question is one on which, by express provision of the statutes, the Articles of Incorporation, or these Bylaws, a higher vote is required, in which case the express provision shall govern.

2.08 METHOD OF VOTING. Each outstanding share shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares are limited or denied by the Articles of Incorporation. At any meeting of the shareholders, every shareholder having the right to vote may vote either in person, or by proxy executed in writing by the shareholder or by his/her duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable and unless otherwise made irrevocable by law. Each proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting. Voting for Directors shall be in accordance with Section 3.06 of these Bylaws. Any vote may be taken by voice or by show of hands unless someone entitled to vote objects, in which case written ballots shall be used.

2.09 RECORD DATE. Closing Transfer Books. The Board of Directors may fix in advance a record date for the purpose .of determining shareholders entitled to notice of or to vote at a meeting of the shareholders, the record date to be not less than ten (10) nor more than sixty (60) days prior to the meeting; or the Board of Directors may close the stock transfer books for such

BY-LAWS                                                                        2
purpose for a period of not less than ten (10) nor more than sixty (60) days prior to such meeting. In the absence of any action by the Board of Directors, the date upon which the notice of the meeting is mailed shall be the record date

2.10 ACTION WITHOUT MEETING. Any action required by statute to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by ail of the shareholders entitled to vote with respect to the subject matter thereof and such consent shall have the same force and effect as a unanimous vote of the shareholders. The consent may be in more than one counterpart so long as each shareholder signs one of the counterparts. The signed consent, or a signed copy shall be placed in the minute book.

                                   ARTICLE III
                                    DIRECTORS

3.01 MANAGEMENT. The business and affairs of the Corporation shall be managed by the Board of Directors who may exercise all powers of the Corporation and do all such lawful acts and things as are not (by statute or by the Articles of Incorporation or by these Bylaws) directed or required to be exercised or done by the shareholders.

3.02 NUMBER; QUALIFICATION TERM The Board of Directors shall consist of a number of Directors which is not less than the number of shareholders of record of the Corporation but not to exceed ten (10) Directors, as determined from time to time by the shareholders of the Corporation. Each Director elected shall hold office until his/her successor shall be duly elected and shall qualify.

3.03 CHANGE IN NUMBER. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws by the shareholders but no decrease shall have the effect of shortening the term of any incumbent Director.

3.04 REMOVAL. The entire Board of Directors or any one or more of the Directors may be removed either for, or without, cause at any meeting of shareholders called expressly for that purpose, by the affirmative vote, in person or by proxy, of a majority in number of the shares entitled to vote at an election of Directors. If less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his/her removal would be sufficient to elect him if then voted at an election of the entire Board of Directors.

3.05 VACANCIES. Any vacancy (other than a vacancy occurring through shareholders' removal of a Director) occurring in the Board tit Directors, whether by death, resignation, removal, creation of new directorship, or otherwise, may be filled by an affirmative vote of a majority of the remaining Directors even though the Directors remaining in office constitute fewer than a quorum of the Board of Directors. A Director elected to fill a vacancy shall hold office until the

BY-LAWS                                                                        3
next annual election of Directors and until his/her successor is duly elected and qualified.

3.06 ELECTION OF DIRECTORS. Except as otherwise provided in Sections 3.03 and 3.05, Directors shall be elected by a plurality vote at the annual meeting of the shareholders. At each such election of Directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him/her for as many persons as there are Directors to be elected and for whose election he/she has a right to vote.

3.07 PLACE OF MEETINGS. Meetings of the Board of Directors, regular or special, may be held in or out of the state of incorporation.

3.08 ANNUAL MEETINGS. The annual meeting of a newly elected Board shall be held without further notice immediately following the annual meeting of shareholders, and at the same place, unless by unanimous consent of the Directors then elected and serving that the time or place is changed.

3.09 REGULAR MEETINGS. Regular meetings of the Board of Directors may be held without notice of such time and place as shall, from time to time, be determined by the Board.

3.10 SPECIAL MEETING. Special meetings of the Board of Directors may be called by the President and, in his/her absence, by the Vice President, on two (2) days notice to each Director, either personally or by mail or by telegram. Special meetings shall be called by the President or Secretary, in like manner and on like notice, on the written request of two (2) Directors. Except as otherwise expressly provided by statute, Articles of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in a Notice or Waiver of Notice.

3.11 QUORUM; MAJORITY VOTE. At meetings of the Board of Directors a majority of the number of Directors faced by these Bylaws shall constitute a quorum for the transaction of business. The act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise specifically provided by statute, the Articles of Incorporation, or these Bylaws. If a quorum is not present at a meeting of the Board of Directors, the Directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.12 COMPENSATION By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

3.13 PROCEDURE. The Board of Directors shall keep regular Minutes of its proceedings. The Minutes shall be placed in the Minute Book of the Corporation.

BY-LAWS                                                                        4

3.14 ACTION WITHOUT MEETING. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy, shall be placed in the Minute Book. The consent may be in more than one counterpart so long as each Director signs one of the counterparts.

                                   ARTICLE IV
                                     NOTICE

4.01 METHOD. Whenever by statute, the Articles of Incorporation, these Bylaws, or otherwise, Notice is required to be given to a Director, Committee Member, or Security Holder, and no provision is made as to how the Notice shall be given, it shall not be construed to mean personal notice, but any such Notice may be given: (a) in writing, by mail, postage prepaid, addressed to the Director, Committee Member, or Security Holder at the address appearing on the books of the Corporation; or (b) in any other method permitted by law. Any Notice required or permitted to be given by mail shall be deemed given at the time when the same is thus deposited in the United States mail.

4.02 WAIVER. Whenever, by statute or the Articles of Incorporation or these Bylaws, Notice is required to be given to a Security Holder, Committee Member, or Director, a Waiver thereof, in writing, signed by the person or persons entitled to such Notice, whether before or after the time stated therein, shall be equivalent to the giving of such Notice. Attendance at a meeting shall constitute a Waiver of Notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

                                    ARTICLE V
                               OFFICERS AND AGENTS

5.01 NUMBER; QUALIFICATION; ELECTION: TERM.

     (a) The Corporation shall have: (1) a President, a Secretary and a Treasurer; and (2) such other Officers (including a Chairman of the Board) and assistant officers and Agents as the Board of Directors may think necessary.

     (b) Officers of the Corporation shall not be required to be shareholders of the Corporation. Officers need not be members of the Board of Directors.

     (c) Officers named in By-Law 5.01(a)(1) shall be elected by the Board of Directors on the expiration of an Officer's term or whenever a vacancy exists. Officers and Agents named in

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By-Law 5.01(a)(2) may be elected by the Board at any meeting, whether regular or special.

(d) Unless otherwise specified by the Board at the time of his/her election or appointment, or in an employment contract approved by the Board, each Officer's and Agent's term shall end at the first meeting of Directors after the next annual meeting of shareholders. He/she shall serve until the end of his/her term or, if earlier, his/her death, resignation, or removal.

(e) Any two (2) or more offices, other than the offices of President and Secretary, may be held by the same person; provided, however, that the offices of President and Secretary may be held by the same person if all the shares of the voting stock are owned by only one (1) shareholder.

5.02 REMOVAL. Any Officer or Agent elected or appointed by the Board of Directors may be removed by the Beard of Directors whenever in its judgment the best interest of the Corporation will be served thereby. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or Agent shall not of itself create contract rights.

5.03 VACANCIES. Any vacancy occurring in any office of the Corporation (by death, resignation, removal or otherwise) may be filled by the Board of Directors.

5.04 AUTHORITY. Officers and Agents shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.

5.05 COMPENSATION. The compensation of Officers and Agents shall be fixed from time to time by the Board of Directors.

5.06 CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the Board of Directors.

5.07 PRESIDENT. The President shall be the Chief Executive Officer of the Corporation; shall preside at all meetings of the shareholders and, if the Chairman of the Board is absent, the Board of Directors; shall have general and active management of the business and affairs of the Corporation; and shall see that all orders and resolutions of the Board are carried into effect. He/she shall perform such other duties and have such other authority and power as the Board of Directors may from time to time prescribe.

5.08 SECRETARY.

     (a) The Secretary shall attend all meetings of the Board of Directors and all meetings

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of  the  shareholders,  record  all  votes,  actions  and  the  Minutes  of  the shareholders, record all votes, actions and the Minutes of all proceedings in a book kept for that purpose, and shall perform like duties for the executive and other committees when required.

     (b) He/she shall give, or cause to be given, Notice of all meetings of the shareholders and special meetings of the Board of Directors.

     (c) He/she shall be under the supervision of the President. He/she shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

5.09 TREASURER.

     (a) The Treasurer shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, and shall deposit all funds and other valuables in the name and to the credit of the Corporation in depositories designated by the Board of Directors.

     (b) He/she shall disburse the funds of the Corporation as ordered by the Board of Directors, and prepare financial statements as they direct.

     (c) If required by the Board of Directors, he/she shall give the Corporation a bond (in such form, in such sum, and with such surety or sureties as shall be satisfactory to the Board) for the faithful performances of the duties of his/her office and for the restoration to the Corporation, in the case of his/her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his/her possession or under his/her control belonging to the Corporation.

     (d) He/she shall perform such other duties and have such other authority and powers as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

5.10 VACANCIES. If the office of the President, Secretary, or Treasurer becomes vacant by reason of death, resignation or removal, the Board of Directors shall elect a successor who shall hold office for the unexpired term, and until his/her successor is elected.

                                   ARTICLE VI
                         CERTIFICATES AND SHAREHOLDERS

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6.01 CERTIFICATES. Certificates in the form determined by the Board of Directors shall be delivered representing all shares to which shareholders are entitled. Certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued. Each Certificate shall state on its face the holder's name, the number and class of shares, the par value of shares or a statement that such shares are without par value, and such other matters as may be required by law, and may be sealed with the seal of the Corporation or a facsimile thereof.

6.02 ISSUANCE. Shares (both treasury and authorized but unissued) may be issued for such consideration (not less than par value) and to such persons, as the Board of Directors may determine from time to time. Shares may not be issued until the full amount of the consideration, fixed as provided by law, has been paid.

6.03 PAYMENT OF SHARES.

     (a) KIND. The consideration for the issuance of shares shall consist of money paid, labor done (including services actually performed for the corporation) or property (tangible or intangible) actually received. Neither Promissory Notes nor the promise of future services shall constitute payment for shares.

     (b) VALUATION. In the absence of fraud in the transaction, the judgment of the Board of Directors as to the value of consideration received shall be conclusive.

     (c) EFFECT. When consideration, fixed as provided by law, has been paid, the shoes shall be deemed to have been issued and shall be considered fully paid and non-assessable.

6.04 SUBSCRIPTIONS Unless otherwise provided in the subscription agreement, subscriptions for shares, whether made before or after organization of the Corporation, shall be paid in full at such time or in such installments and at such times as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same series. In case of default in the payment on any installment or call when payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due to the Corporation.

6.05 LOST. STOLEN OR DESTROYED CERTIFICATES. The Corporation shall issue a new Certificate in place of any Certificate for shares previously issued if the registered owner of the Certificate:

     (a) CLAIM. Makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; and

     (b) TIMELY REQUEST. Requests the issuance of a new Certificate before the Corporation has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim; and

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     (c) BOND. Gives a bond in such form, and with such surety or sureties, with fixed or open penalty, as the Corporation may direct, to indemnify the Corporation (and its transfer agent and registrar, if any) against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

     (d) OTHER REQUIREMENTS Satisfies any other reasonable requirements imposed by the Corporation. When a Certificate has been lost, apparently destroyed or wrongfully taken, and the holder of record fails to notify the Corporation within a reasonable time after he/she has notice of it, and the Corporation registers a transfer of the shares represented by the Certificate before receiving such notification, the holder of record is precluded from making any claim against the Corporation for the transfer or for a new Certificate.

6.06 REGISTRATION OF TRANSFER The Corporation shall register the transfer of a Certificate for shares presented to it for transfer if:

     (a) ENDORESEMENT. The Certificate is properly endorsed by the registered owner or by his/her duly authorized attorney; and

     (b) GURANTEE AND EFFECTIVENESS OF SIGNATURE. The signature of such person has been guaranteed by a national banking association or by the President of the Corporation, and reasonable: assurance is given that such endorsements are effective.

6.07 REGISTERED OWNER. Prior to due presentment for registration of transfer of a Certificate for shares, the Corporation may treat the registered owner as the person exclusively entitled to vote, to receive Notices and otherwise to exercise all rights and powers of a shareholder.

6.08 SHARES WITHOUT CERTIFICATES. Some or all of the Corporation's shares may be issued without Certificates upon authorization of the Board of Directors. Such authorization and issue shall not affect shares already represented by Certificates until such are surrendered to the Corporation. Within a reasonable time of such issue, the Corporation shall send the shareholders of shares without Certificates the same information as set forth in paragraph 2 above. To the extent that the provisions of this paragraph 5 are implemented, the provisions of paragraphs 1, 2, 3 and 4 above will not apply to such shares without Certificates.

                                   ARTICLE VII
                               GENERAL PROVISIONS

7.01 DIVIDENDS AND RESERVES.

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     (a)  DECLARATION  AND  PAYMENTS.  Subject to statute  and the  Articles  of
Incorporation, dividends may be declared by the Board of Directors at any regular or special meeting and may be paid in cash, in property, or in shares of the Corporation. The declaration and payment shall be at the discretion of the Board of Directors.

     (b) RECORD DATE. The Board of Directors may fix in advance a record date for the purpose of determining shareholders entitled to receive payment of any dividend, the record date to be not more than fifty (50) days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purposes for a period of not more than fifty (50) days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring the dividend shall be the record date.

     (c) RESERVES. By resolution the Board of Directors may create such reserve or reserves out of available cash of the Corporation as the Directors may, from time to time in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for any other purpose they think beneficial to the Corporation. The Directors may modify or abolish any such reserve in the manner in which it was created.

7.02 BOOKS and Records. The Corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each.

7.03 CHECKS AND NOTES. Checks, demands for money, and notes of the Corporation shall be signed by the Officers) or other persons) designated from time to time by the Board of Directors.

7.04 FISCAL YEAR. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

7.05 RESIGNATION. A Director, Officer, or Agent may resign by giving written notice to the President or the Secretary. The resignation shall take effect at the time specified in it, or immediately if no time is specified. Unless it specifies otherwise, a resignation takes effect without being accepted.

7.06 AMENDMENT OF BYLAWS.

     (a) These Bylaws may be altered, amended, or repealed at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the Directors of the Corporation, provided notice of the proposed alteration, amendment or repeal is contained in the Notice of the meeting.

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     (b) These Bylaws may also be altered, amended or repealed at any meeting of the shareholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares of the Corporation entitled to vote thereon, provided notices of the proposed alteration, amendment or repeal is contained in the Notice of the meeting.

7.07 CONSTRUCTION. Whenever the context so requires, the masculine shall include the feminine and neuter, and the singular shall include the plural, and conversely. If any portion of these Bylaws shall be invalid or inoperative, then, so far as is reasonable and possible:

     (a) The remainder of these Bylaws shall be considered valid and operative; and

     (b) Effect shall be given to the intent manifested by the portion held invalid or inoperative.

7.08 TABLE OF CONTENTS: HEADINGS. The table of contents and headings are for organization, convenience and clarity. In interpreting these Bylaws, they shall be subordinated in importance to the other written material.

7.09 RELATION TO ARTICLES OF INCORPORATION. These Bylaws are subject to, and are governed by, the Articles of Incorporation.

[7.10 SEAL. The Corporation Seal shall contain the name of the Corporation and the name of the State of Incorporation. The Seal may be used by impressing it or reproducing a facsimile of it, or otherwise.]

                                  ARTICLE VIII
                                    INDEMNITY

8.01 DIRECTORS AND OFFICERS INDEMNIFICATION. Every person who was or is a party or is threatened to be made a party to or is involve in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he/she is or was a Director or Officer of the Corporation or is or was serving at the request of the corporation as a Director or Officer of another Corporation, or as its Representative in Partnership, Joint Venture, Trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to any procedure specified in the [Nevada Business Corporation Act of the State of Nevada], as amended and as the same may be amended hereafter, against all expenses, liabilities, and losses (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any lawful manner by such person. Such right of indemnification shall not be exclusive of any other right which such Director or Officer may have or hereafter acquire and, without limiting the generality of such statement, he shall be entitled to his/her rights of indemnification under any agreement, vote of

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stockholders,  provision of law, or otherwise,  as well as his/her  rights under this paragraph. The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officer of another Corporation, or as its Representative in a Partnership, Joint Venture, Trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have power to indemnify such person.

8.02 ADVANCEMENT OF EXPENSES. Expenses incurred by a Director or Officer of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that his/she is, or was, a Director or Officer of the Corporation (or was serving at the Corporation as a Director or Officer of another corporation, or as its representative in a Partnership, Joint Venture, Trust or other enterprise) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by, or on behalf of, such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized by relevant provisions of the [Nevada Business Corporation Act] as the same now exists or as it may hereafter be amended.

                            CERTIFICATION OF ADOPTION

     The foregoing Bylaws of the Corporation have been duly adopted this 11th day of November 1998 by action of the Board of Directors of the Corporation pursuant to the laws of this State.

     IN TESTIMONY THEREOF, witness the hand of the undersigned as Secretary of the Corporation on such date.

(SEAL)
                                        /s/ ILLEGIBLE
                                        ----------------------------------------
                                        Secretary

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                       EXHIBIT "J" -- SHAREHOLDER LIST OF
                        GREEN VALLEY GAMING SUPPLY, INC.


Green Valley Gaming Enterprises, Inc. is the holder of record of 100% of the issued and outstanding common shares of Green Valley Gaming Supply, Inc. Green Valley Supply, Inc. does not have any other class of security. In addition, the officers and directors of Green Valley Gaming Enterprises, Inc. are the only officers and directors of Green Valley Gaming Supply, Inc.

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